Exhibit 99.1

ADVANTAGE OIL & GAS LTD.
NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON

May 23, 2012

TO: THE SHAREHOLDERS OF ADVANTAGE OIL & GAS LTD.

Notice is hereby given that an Annual General and Special Meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) of Advantage Oil & Gas Ltd. (the “Corporation”) will be held at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on May 23, 2012 at 1:30 p.m. (Calgary time), for the following purposes:

1.	to place before the Shareholders the consolidated financial statements of the Corporation for the year ended December 31, 2011 and the Auditor’s Report thereon;

2.	to fix the number of directors of the Corporation at nine (9) directors;

3.	to elect nine (9) directors of the Corporation;

4.	to approve all unallocated Shares issuable upon the grant of restricted shares under the Corporation’s Restricted Share Performance Incentive Plan;

5.	to re-approve the Shareholder Rights Plan of the Corporation;

6.	to appoint the auditors of the Corporation and to authorize the directors to fix their remuneration as such; and

7.	to transact such further and other business as may properly come before the meeting or adjournment or adjournments hereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 16, 2012 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

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The persons named in the enclosed form of proxy are officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder’s behalf at the Meeting. To exercise such right, the names of the nominees of Management of the Corporation should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required for delivery by the Shareholder should be delivered by facsimile to Computershare Trust Company of Canada as registrar and transfer agent of the Corporation at 1-866-249-7775.

DATED at Calgary, Alberta this 16th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF ADVANTAGE OIL & GAS LTD. (signed) “Andy J. Mah” Andy J. Mah President, Chief Executive Officer and a Director

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ADVANTAGE OIL & GAS LTD.

Management Information Circular
for the Annual General and Special Meeting of Shareholders
to be held on May 23, 2012

SOLICITATION OF PROXIES

This Management Information Circular is furnished by the officers and directors (“Management”) of Advantage Oil & Gas Ltd. (the “Corporation” or “Advantage”) in connection with the solicitation of proxies by the Corporation for use at the Annual General and Special Meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Shares” or the “Common Shares”) to be held on the 23rd day of May, 2012 at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 1:30 p.m. (Calgary time) and at any adjournment(s) thereof, for the purposes set forth in the Notice of Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares, each of which entitles the holder thereof to vote at meetings of Shareholders. Each Common Share outstanding on the record date is entitled to one vote.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The board of directors (the “Board”) of the Corporation has fixed the record date for the Meeting at the close of business on April 16, 2012 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, even if the Shareholder has since that time disposed of his or her Shares, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at April 16, 2012.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the Form of Proxy furnished by the Corporation, who need not be a Shareholder, to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting. To exercise such right, the names of the persons designated by Management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

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REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Management of the Corporation. The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Form of Proxy to the beneficial owners of such Shares. The Corporation will provide, without cost to such persons, upon request to the Corporation, additional copies of the foregoing documents required for this purpose.

EXERCISE OF DISCRETION BY PROXY

The Shares represented by the Form of Proxy enclosed with this Notice of Meeting and this Information Circular will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly, but if no specification is made, the Shares will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notice of Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournment(s) thereof, the proxy confers upon the Shareholder’s nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. At the date of this Information Circular, Management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public Shareholders of the Corporation, as a substantial number of the public Shareholders of the Corporation do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose name appears on the records of the Corporation as a registered holder of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients. The Corporation does not know and cannot determine for whose benefit the Shares registered in the name of CDS & Co. are held.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Shares held by the Beneficial Shareholder or the Beneficial Shareholder can complete an on-line voting form to vote their Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares. As at April 16, 2012, an aggregate of 167,153,876 Common Shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share of which such Shareholder is the registered holder.

The Board of the Corporation has fixed the Record Date for the Meeting at the close of business on April 16, 2012.

When any Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the registrar and transfer agent shall be entitled to such vote.

To the best of the knowledge of the directors and executive officers of the Corporation, as at April 16, 2012, there is no person or corporation that beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares.

quorum for meeting

At the Meeting, a quorum shall consist of persons present not being less than two (2) in number and holding or representing not less than five per cent (5%) of the Shares entitled to be voted at the Meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2011 and the Auditor’s Report on such statements will be placed before Shareholders, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

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Majority Voting for Directors

The Board has adopted a policy stipulating that if the “WITHHOLD” votes in respect of the election of a director nominee at the Meeting represent more than the “FOR” votes, the nominee will submit his resignation promptly after the Meeting, for the Human Resources, Compensation and Corporate Governance Committee’s consideration.

The Human Resources, Compensation and Corporate Governance Committee will consider such resignation and will make a recommendation to the Board after reviewing the matter as to whether to accept it or not, having regard to all matters it deems relevant. The Board will consider the recommendation and the Board’s decision to accept or reject the resignation will be disclosed to the public within 90 days of the Meeting. The nominee will not participate in any committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Fixing the Number of Directors

At the Meeting, it is proposed that the number of directors of the Corporation to be elected at the Meeting be set at nine (9), as may be adjusted between Shareholders’ meetings by way of resolution of the Board. Accordingly, unless otherwise directed, it is the intention of Management to vote proxies in the accompanying form in favour of fixing the number of directors of the Corporation to be elected at the Meeting at nine (9).

Election of Directors

At the Meeting, Shareholders will be asked to vote “FOR” or “WITHHOLD” on the proposed directors set forth below to hold office until the next annual meeting or until their successors are elected or appointed. There are presently nine (9) directors of the Corporation.

It is the intention of the Management designees, if named as proxy, to vote “FOR” the election of the following persons to the Board unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the Management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless a Shareholder has specified in their proxy that their Common Shares are to be withheld from voting on the election of directors.

The names, provinces and countries of residence of the persons nominated for election as directors of the Corporation, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly, as at April 16, 2012, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(8)	Offices Held and Time as Director(4)	Principal Occupation
Stephen E. Balog(1)(3) Alberta, Canada	24,680	Director since August 16, 2007	President, West Butte Management Inc. and Principal of Alconsult International Ltd., both of which are private consulting companies that provide technical and business advisory services to oil and gas operators. Prior thereto, President and Chief Operating Officer and a Director of Tasman Exploration Ltd. from 2001 to June, 2007.

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Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(8)	Offices Held and Time as Director(4)	Principal Occupation
Kelly I. Drader Alberta, Canada	640,994	Chief Financial Officer Director since May 24, 2001	Chief Financial Officer of Advantage since January 27, 2009. President and Chief Executive Officer of Longview Oil Corp. since December 15, 2010. President of Advantage from January 27, 2009 to April 21, 2011. Chief Executive Officer of Advantage from May 24, 2001 to January 27, 2009. President of AIM from March 2001 to June 2006. Prior thereto, Senior Vice President (1997-2001) and Vice President, Finance and Chief Financial Officer (1990-1997) of EnerPlus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Paul G. Haggis(1) Alberta, Canada	23,668	Director since November 7, 2008	Mr. Haggis’ was President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS) from September 2003 to March 2007, Interim Chief Executive Officer of the Public Sector Pension Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. Mr. Haggis has extensive financial markets and public board experience and is an advisor to the Investment Committee of the Insurance Corporation of British Columbia. He is also Chair of the Audit Committee of C.A. Bancorp Inc., a member of the Board of UBC Investment Management Inc. and a Chairman of Alberta Enterprise Corp.
John A. Howard(2)(3)(7) Alberta, Canada	39,620	Director since June 23, 2006	Mr. Howard is currently a private investor and company director in the Canadian oil and gas sector. He is a Professional Engineer who has had an active career spanning 40 years, including 20 years as a President and CEO of: Barrington Petroleum Ltd., Seagull Energy Canada Ltd., Novalta Resources Ltd and Aberford Resources Corp. Since 2000, Mr. Howard has been a Board member of seven reporting issuers including: Advantage/Advantage Energy Income Fund/Ketch Resources Trust; Rockyview Energy Inc.(Chairman)/APF Energy Trust; and Bear Ridge Resources Inc./Bear Creek Energy Ltd. Also since the year 2000, he has been an investor in and director of 10 widely held private non-reporting issuers.

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Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(8)	Offices Held and Time as Director(4)	Principal Occupation
Andy J. Mah Alberta, Canada	440,856	President and Chief Executive Officer Director since June 23, 2006	President since April 21, 2011. Chief Executive Officer since January 27, 2009. Chief Operating Officer of Longview since December 15, 2010. President and Chief Operating Officer from June 23, 2006 to January 27, 2009. Prior thereto, President of Ketch Resources Ltd. since October 2005. Chief Operating Officer of Ketch Resources Ltd. from January 2005 to September 2005. Prior thereto, Executive Officer and Vice President, Engineering and Operations of Northrock Resources Ltd. from August 1998 to January 2005.
Ronald A. McIntosh(1)(3)(7) Alberta, Canada	54,485	Director since September 25, 1998(6)	Chairman of North American Energy Partners Inc., a publicly traded corporation and a director of Fortress Energy Inc. Mr. McIntosh has extensive experience in the energy business. His previous roles included President and Chief Executive Officer of Navigo Energy, Chief Operating Officer of Gulf Canada, Vice President Exploration and International of PetroCanada and Chief Operating Officer of Amerada Hess Canada.
Sheila H. O’Brien(2)(3) Alberta, Canada	19,353	Director since March 21, 2007

Ms. O’Brien has over 35 year’s experience in the oil and gas, pipeline and petrochemicals sector, in Canada, the USA, Europe and South America. She has held leadership positions in human resources, public affairs, health safety and the environment, and government and investor relations. In her roles as a senior executive with NOVA corporation, she led the team that designed an innovative workplace restructuring program that was designated a Worldwide Best Practice by Watson Wyatt consultancy. Ms. O’Brien is the author of two books, “An Extraordinary West” and “Catching a Rising Tide – an energy vision for Canada” published by the Canada West Foundation. She was inducted in the Order of Canada in 1998, and received the Jubilee

Medal for public service in 2012.

Carol D. Pennycook(1)(2) Ontario, Canada	25,205	Director since May 26, 2004	Partner at the Toronto office of Davies Ward Phillips & Vineberg, LLP, a national law firm.

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Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(8)	Offices Held and Time as Director(4)	Principal Occupation
Steven Sharpe Ontario, Canada	37,573	Director since May 24, 2001 and Non-Executive Chair since May 26, 2004	Managing Director, The EmBeSa Corporation. Mr. Sharpe is, and has been, a director of Longview since April 27, 2010. Until January, 2012, he was also Chairman of Prime Restaurants Inc. Since December, 2011, he is also a director of C.A. Bancorp. Inc. From October 2009 to March 2010, Mr. Sharpe was Chairman and Chief Executive Officer of Prime Restaurants Royalty Income Fund. Until July, 2009, he was Senior Advisor to Blair Franklin Capital Partners, Inc., a Toronto-based investment bank which he co-founded in May, 2003. Prior to that, Mr. Sharpe was Managing Partner of Blair Franklin, from its inception. Before then, he was Managing Director of The EBS Corporation, a management and strategic consulting firm. Prior to EBS, Mr. Sharpe was Executive Vice President of The Kroll-O’Gara Company (“Kroll”), New York. Prior to his joining Kroll, Mr. Sharpe was a senior partner with Davies, Ward & Beck in Toronto.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources, Compensation and Corporate Governance Committee.
(3)	Member of the Reserve Evaluation Committee.
(4)	Advantage does not have an executive committee of the Board.
(5)	The directors of Advantage shall hold office until the next annual meeting of Shareholders or until each director’s successor is duly elected or appointed in accordance with the Business Corporations Act (Alberta).
(6)	The period of time served by Mr. McIntosh as a director of Advantage includes the period of time served as a director of Search Energy Corp. (“Search”) prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Mr. McIntosh was appointed a director of post-reorganization Search on May 24, 2001.
(7)	Mr. McIntosh is a director of Fortress Energy Inc. (“Fortress”). On March 2, 2011, the Court of Queen’s Bench of Alberta granted an order (the “Order”) under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) staying all claims and actions against Fortress and its assets and allowing Fortress to prepare a plan of arrangement for its creditors if necessary. Fortress took such step in order to enable Fortress to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Fortress had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Fortress did not have the necessary liquid funds to remit, although Fortress had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables. Fortress believed that the CRA’s position was not sustainable and vigorously disputed the CRA’s claim. Fortress filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Fortress no longer required the protection of the Order under the CCAA and on October 28,2011the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Fortress due to Fortress having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Fortress for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Fortress being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Fortress closed the sale of substantially all of its oil and gas assets. As a result of the sale Fortress was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.
(8)	Percentage of Shares beneficially owned or controlled is based on the number of Shares in the Corporation issued and outstanding as at April 16, 2012, being an aggregate of 167,153,876 Shares.

As at April 16, 2012, the directors and executive officers of the Corporation, as a group, beneficially owned or controlled or directed, directly or indirectly, an aggregate of 2,565,108 Shares, being approximately 1.5% of the outstanding Shares. The information as to Shares beneficially owned or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees as at April 16, 2012.

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Cease Trade Orders or Bankruptcies

Except as set forth above, no proposed director of the Corporation is or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any issuer (including the Corporation) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b)	was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, after the director ceased to be a director, chief executive officer or chief financial officer of the issuer and which resulted from an event that occurred while that person was acting in such capacity; or

(c)	was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person; or

(d)	was a director or executive officer of a corporation (including the Corporation) that while that person acting in that capacity or within a year of the person ceasing to act as a director or executive officer of the corporation became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director or any personal holding companies of a proposed director of the Corporation have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Approval of Unallocated Common Shares

Section 613(a) of the Toronto Stock Exchange (“TSX”) Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders.

As the Corporation’s Restricted Share Performance Incentive Plan (“RSPIP”) is considered to be a security based compensation arrangement and the RSPIP provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to restricted shares (“Restricted Shares”) is not a fixed number and instead shall not exceed a number of Common Shares equal to 5% of the issued and outstanding Common Shares from time to time, approval will be sought at the Meeting to approve the grant of unallocated Common Shares reserved for issuance from time to time pursuant to Restricted Shares under the RSPIP. The RSPIP was first approved by Shareholders on July 9, 2009. When Restricted Shares have been granted pursuant to the RSPIP, Common Shares that are reserved for issuance under an outstanding Restricted Share are referred to as allocated Common Shares. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of Restricted Shares under the RSPIP, but as they are not subject to current Restricted Share grants, they are referred to as unallocated Common Shares.

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If approval is obtained at the Meeting, the Corporation will not be required to seek further approval for unallocated Common Shares reserved for issuance pursuant to future grants of Restricted Shares under the RSPIP until May 23, 2015. If approval is not obtained at the Meeting, Common Shares which have not been allocated as of May 23, 2012 and Common Shares which are reserved for issuance pursuant to Restricted Shares which are outstanding as of May 23, 2012 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of Restricted Shares under the RSPIP. Previously allocated Common Shares reserved for issuance under an outstanding Restricted Share will continue to be unaffected by the approval or disapproval of the resolution. In addition, if approval is not obtained, the Board will consider other long term incentives for its directors, officers and employees, including, but not limited to, cash payments to compensate for the RSPIP no longer being available for new grants of Restricted Shares.

Accordingly, at the Meeting, the following ordinary resolution will be presented:

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

1.	the Restricted Share Performance Incentive Plan, as described under the heading “Executive Compensation – Compensation Discussion and Analysis – Share-Based Awards” in the information circular relating to this Meeting is hereby ratified, confirmed and approved;

2.	all unallocated Common Shares reserved for issuance pursuant to grants of Restricted Shares under the Restricted Share Performance Incentive Plan are approved and authorized until May 23, 2015;

3.	any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions; and

4.	notwithstanding that this resolution has been duly passed by the Shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors.”

It is the intention of Management to vote proxies “FOR” approval of the ordinary resolution above, unless otherwise directed.

Approval of the Shareholder Rights Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to re-approve the shareholder rights plan of the Corporation (the “Rights Plan”). The Rights Plan was originally approved by Shareholders on July 9, 2009 (the “Effective Date”).

Background

The Rights Plan has a term of three years and, if approved at the Meeting, will expire at the close of the annual meeting of the Corporation in 2015, unless it is reconfirmed at such meeting or it is otherwise terminated in accordance with its terms. Approval of the Rights Plan by Shareholders is required by the TSX and by the terms of the Rights Plan. The Rights Plan is similar to plans adopted by several other Canadian issuers and approved by their securityholders.

Objectives of the Rights Plan

The fundamental objectives of the Rights Plan are to provide adequate time for Advantage’s directors and Shareholders to assess an unsolicited take-over bid for Advantage, to provide the directors with sufficient time to explore and develop alternatives for maximizing Shareholder value if a take-over bid is made, and to provide Shareholders with an equal opportunity to participate in a take-over bid.

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The Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a “Permitted Bid” (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the directors of Advantage. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the directors, the Rights Plan provides that holders of Shares, other than the acquiror, will be able to purchase additional Shares at a significant discount to market, thus exposing the person acquiring Shares to substantial dilution of its holdings.

In adopting the Rights Plan, the directors considered the existing legislative framework governing take-over bids in Canada. The directors believed such legislation did not provide sufficient time to permit Shareholders to consider a take-over bid and make a reasoned and unhurried decision with respect to a take-over bid or give the directors sufficient time to develop alternatives for maximizing Shareholder value. Shareholders also may feel compelled to tender to a take-over bid even if the Shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a Shareholder being left with illiquid or minority-discounted Shares in Advantage. This is particularly so in the case of a partial bid for less than all the Shares of Advantage where the bidder wishes to obtain a control position but does not wish to acquire all of the Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of securityholders, there remains the possibility that control of an issuer may be acquired pursuant to private agreements in which a small group of securityholders disposes of securities at a premium to market price, which premium is not shared with the other securityholders.

It is not the intention of the directors in recommending the re-approval of the Rights Plan to either secure the continuance of the directors or management of Advantage or to preclude a take-over bid for control of Advantage. The Rights Plan provides that Shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the directors are always bound by their fiduciary duty to consider any take-over bid for Advantage and consider whether or not they should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the directors will be obligated to act honestly and in good faith and in the best interests of Advantage and Shareholders.

A number of decisions rendered by the Canadian securities regulators relating to Rights Plans have concluded that a board faced with an unsolicited take-over bid will not be permitted to maintain a Rights Plan indefinitely to prevent the successful completion of the bid, but only for so long as the board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed. The Rights Plan does not preclude any Shareholder from utilizing the proxy rules to promote a change in the management or direction of Advantage, and will have no effect on the rights of holders of Shares to requisition a meeting of Shareholders in accordance with applicable rules.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had a Rights Plan. The directors believe this demonstrates that the existence of a Rights Plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Rights Plan would serve to bring about a similar result.

The Rights Plan does not and is not expected to interfere with the day-to-day operations of Advantage. The continuation of the existing outstanding Rights and the issuance of additional Rights in the future will not in any way alter the financial condition of Advantage, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a “Flip-in Event” (described below) occurs and the Rights separate from the Shares as described below, reported earnings per Share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Rights Plan. A copy of the Rights Plan is available on the Corporation’s SEDAR profile at www.sedar.com. Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Rights Plan.

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Issue of Rights

One right (“Right”) is issued and attached to each outstanding Share or any other securities or voting interests of Advantage entitled to vote generally in the election of Directors (collectively, “Shares”). One Right will also be issued and attach to each Share issued hereafter, subject to the limitations set forth in the Rights Plan.

Acquiring Person

An Acquiring Person is a person that beneficially owns 20% or more of the outstanding Shares. An Acquiring Person does not, however, include Advantage or any subsidiary of Advantage, or any person that becomes the Beneficial Owner of 20% or more of the Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Shares as a result of, among other things: (i) specified acquisitions of securities of Advantage (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Shares); (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of Advantage; (iv) certain other specified exempt acquisitions; and (v) transactions to which the application of the Rights Plan has been waived by the Directors.

Also excluded from the definition of Acquiring Person is a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Shares on the date of implementation of the Rights Plan; provided further, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the date of implementation of the Rights Plan, become the Beneficial Owner of more than 1.0% of the number of Shares then outstanding in addition to those Shares already held by such person, other than through: (i) specified acquisitions of securities of Advantage (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Shares); (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of Advantage; (iv) certain other specified exempt acquisitions; and (v) transactions to which the application of the Rights Plan has been waived by the Directors.

A Beneficial Owner includes an owner of securities entitling the owner to become an owner of a Share, including conversion or exchange rights or rights to purchase.

Rights Exercise Privilege

The Rights will separate from the Shares to which they are attached and will become exercisable at the close of business (the “Separation Time”) on the tenth Trading Day (as defined in the Rights Plan) after the earliest of: (i) the first date of public announcement that a person and/or others associated, affiliated or otherwise connected to such person, or acting in concert with such person, have become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid; and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such, or such later date as the Directors may determine in good faith. Subject to adjustment as provided in the Rights Plan, each Right will entitle the holder to purchase one Share for an exercise price (the “Exercise Price”) equal to $100.

A transaction in which a person becomes an Acquiring Person is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by Advantage or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

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Impact Once Rights Plan is Triggered

Upon a Flip-in Event occurring and the Rights separating from the attached Shares, reported earnings per Share on a fully diluted or nondiluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

By permitting holders of Rights other than an Acquiring Person to acquire Shares at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of Advantage other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Directors waive the application of the Rights Plan.

Certificates and Transferability

Before the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates issued on or after the Effective Date will bear a legend to this effect. Rights are also attached to Shares outstanding on the Effective Date of the Rights Plan, although certificates issued before such date will not bear such a legend.

Prior to the Separation Time, Rights will not be transferable separately from the attached Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Shares.

Until such time as the directors otherwise determine, the Rights issued to Shareholders will be made through the book-entry system representing the number of Rights so issued. Holders of Shares or associated Rights represented by the book-entry system will not be entitled to a certificate or other instrument from Advantage, transfer agent or Rights Agent to evidence the ownerships thereof. Shares issued as a result of the exercise of any Right will also be represented through the book-entry system in all circumstances.

Permitted Bids

The Rights Plan is not triggered if an offer to acquire Shares would allow sufficient time for the Shareholders to consider and react to the offer and would allow Shareholders to decide to tender or not tender without the concern that they will be left with illiquid Shares should they not tender.

A “Permitted Bid” is a take-over bid where the bid is made by way of a take-over bid circular and: (i) is made to all holders of Shares, other than the offeror, for all of the Shares held by those holders; and (ii) the bid must not permit Shares tendered pursuant to the bid to be taken up until not less than 60 days following the bid and only if, at such time, more than 50% of the Shares held by Shareholders other than the bidder, its affiliates and Persons acting jointly or in concert with the bidder have been tendered pursuant to the take-over bid and not withdrawn.

A Permitted Bid is not required to be approved by the Directors and such bids may be made directly to Shareholders. Acquisitions of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Waiver and Redemption

The directors may, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares. In such event, the directors shall be deemed to also have waived the application of the Rights Plan to any other Flip in Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.

The directors may also waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that the person who became an Acquiring Person in the Flip-in Event reduces its Beneficial Ownership of Shares such that it is not an Acquiring Person within 14 days of the determination of the directors (or any earlier or later time specified by the directors).

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In addition, the directors may waive the application of the Rights Plan to a Flip-in Event prior to the close of business on the tenth trading day following a Share acquisition (or such later business day as they may from time to time determine), provided that the Acquiring Person has reduced its Beneficial Ownership of Shares, or has entered into a contractual arrangement with Advantage to do so within 10 days of the date on which such contractual arrangement is entered into, such that at the time the waiver becomes effective such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, such Flip-in Event shall be deemed not to have occurred.

Subject to the provisions of the Rights Plan, including prior consent of the holders of the Shares or the Rights where required, until the occurrence of a Flip-in Event, the directors may, at any time before the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at $0.000001 per Right. In the event that a person acquires Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the directors have waived the application of the Rights Plan, then the directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

Supplement and Amendments

Advantage may, without the approval of the holders of Shares or Rights, make amendments: (i) to correct clerical or typographical errors; and (ii) to maintain the validity and effectiveness of the Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

Prior to the Separation Date, Advantage may, with prior consent of the Shareholders received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

After the Separation Date, Advantage may, with prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

Confirmation

The Rights Plan must be reconfirmed at every third annual meeting of Shareholders of Advantage. If the Rights Plan is not approved at such meeting of Shareholders, the Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect.

Approval Required

Shareholders will be asked at the Meeting to consider and, if thought advisable, to re-approve the Rights Plan. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution in the following form:

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

1.	the Rights Plan, on the terms described in the accompanying Information Circular be and the same is hereby ratified, confirmed and approved until the close of business on the first Business Day (as defined in the Rights Plan) following the annual general meeting of Shareholders of the Corporation held in 2015, unless at such meeting Shareholders have reconfirmed the Rights Plan for an additional period of time, and the Corporation is authorized to continue to issue Rights pursuant thereto;

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2.	any one director or officer of the Corporation be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.	notwithstanding that this resolution has been passed by the Shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the Shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors.”

It is the intention of Management to vote proxies “FOR” approval of the ordinary resolution above, unless otherwise directed.

Appointment of Auditors

Shareholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. The Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation. PricewaterhouseCoopers LLP were the auditors of Advantage Energy Income Fund (the “Trust”) from September 18, 2007 until its dissolution on July 9, 2009. PricewaterhouseCoopers LLP have been the auditors of the Corporation since September 18, 2007.

Certain information regarding the Corporation’s Audit Committee, including the fees paid to the auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the Corporation’s annual information form for the year ended December 31, 2011, an electronic copy of which is available on the internet on the Corporation’s SEDAR profile at www.sedar.com and the Corporation’s website at www.advantageog.com.

executive compensation

Compensation Discussion and Analysis

General

This Compensation Discussion and Analysis describes the executive compensation program for the financial year ended December 31, 2011 applicable to Advantage’s President and Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three (3) other most highly compensated executive officers of Advantage who were serving as executive officers at December 31, 2011 and whose total salary and bonus exceeds $150,000 (collectively referred to as the “Named Executive Officers”).

This Compensation Discussion and Analysis is intended to discuss Advantage’s objectives to executive compensation, the roles and responsibilities of Advantage’s Human Resources, Compensation and Corporate Governance Committee (the “Compensation Committee” or the “Human Resources, Compensation and Corporate Governance Committee”) in determining and approving executive compensation, Advantage’s philosophy and process for executive compensation, and the elements of compensation.

The Arrangement with the Trust

Prior to completion of a plan of arrangement (the “Arrangement”) between Advantage, the Trust and certain other entities, which closed on July 9, 2009, the Corporation was a subsidiary and the administrator of the Trust and all of the employees of the Trust were employed by Advantage. Pursuant to the Arrangement, the Corporation acquired all of the assets and assumed all of the liabilities of the Trust upon its dissolution in connection with the Arrangement and the Corporation became a reporting issuer in each of the provinces of Canada. The former holders of trust units (the “Trust Units”) of the Trust became the Shareholders of the Corporation. Unless the context otherwise requires, all references to compensation paid in 2009 refers to compensation paid to the directors and officers of the Corporation in their capacities as directors and officers of Advantage from July 9, 2009 to December 31, 2009 and in their capacities as directors and officers of Advantage, as administrator of the Trust, from January 1, 2009 to July 9, 2009, as the Corporation is the successor entity to the Trust.

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Technical Services Agreement with Longview Oil Corp.

On April 14, 2011, Advantage completed the disposition (the “Transaction”) of certain oil-weighted assets of the Corporation (the “Assets”) located in West Central Alberta, Southeast Saskatchewan and the Lloydminster area of Saskatchewan to Longview Oil Corp. (“Longview”). The purchase price for the Transaction was $546.9 million, comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.4 million in cash.

Concurrent with closing of the Transaction, Advantage entered into a Technical Services Agreement (the “TSA”) with Longview. Under the TSA, Advantage provides the necessary personnel and technical services to manage Longview’s business and Longview reimburses Advantage on a monthly basis for its share of general and administrative charges based on respective levels of oil, natural gas and natural gas liquids (“NGLs”) production.

Subject to reimbursement by Longview as provided for under the TSA, Advantage is solely responsible for payment of all salaries, consulting fees, benefits and expenses (including severance or termination payments and related expenses) of the Named Executive Officers, including, but not limited to, all source deductions, remittances and assessments such as income tax, employment insurance premiums, Canada Pension Plan contributions, provincial health care contributions and Workers’ Compensation contributions and assessments and any other employee benefits. Except as required by the TSA, which provides for a sharing formula for general and administrative expenses based on the relative oil, natural gas and NGLs production of each of Advantage and Longview, Longview is not required to make any direct payments to a Named Executive Officer. The officers of Longview are paid a salary by Advantage and pursuant to, and in accordance with, the TSA and the formula set out therein, a portion of salary is reimbursed by Longview. In addition, all salaries and salary increases for the Named Executive Officers will be reviewed and approved in accordance with the terms of the TSA.

Unless otherwise indicated, the disclosure herein of salaries, bonuses, share-based compensation, benefits, expenses (including severance or termination payments and related expenses) and all other compensation received by the Named Executive Officers only reflects compensation received by such Named Executive Officers attributable to Advantage and does not include the portions of such compensation which were reimbursed to Advantage by Longview pursuant to the TSA.

For information in respect of the compensation received by the Named Executive Officers attributable to Longview, see the Information Circular of Longview for the Annual General Meeting of Shareholders to be held on May 23, 2012, which is available on Longview’s SEDAR profile at www.sedar.com.

Compensation Objectives and Principles

The overall philosophy of Advantage’s compensation program is to attract and retain high quality and experienced executives and employees. Advantage believes that compensation should be fair and equitable compared to compensation paid generally in the oil and gas industry.

The principal objectives of Advantage’s executive compensation program for the financial year ended December 31, 2011 were as follows:

(a)	to attract, motivate and retain the management talent needed to achieve Advantage’s business objectives and create long-term value for Shareholders;

(b)	provide compensation which is competitive in the market place;

(c)	to motivate performance of Named Executive Officers and to attempt to align the Named Executives’ interests with those of the Shareholders; and

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(d)	to reward leadership and performance in the achievement of business objectives.

The Compensation Committee took into account compensation practices of other companies operating in the same geographic locations and similar industries to the Corporation, the Corporation’s operating and financial performance in comparison to its peers and its budgeted operations and objectives in determining the compensation to be paid to the Named Executive Officers.

Compensation Governance

General

The Compensation Committee is charged with, among other things, a periodic review of directors’ and officers’ compensation having regard to the Corporation’s peers, various governance reports on current trends in directors’ compensation and independently compiled compensation data for directors and officers of reporting issuers of comparative size to the Corporation. The Human Resources, Compensation and Corporate Governance Committee is also responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation. The Compensation Committee has the authority to hire experts and advisors, including executive search firms, if required.

Compensation Committee

The Compensation Committee is comprised of Carol D. Pennycook (Chair), John A. Howard and Sheila O’Brien. All members of Advantage’s Compensation Committee are independent, in accordance with applicable securities legislation. The skills and experience that enable the members of the Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices is summarized below:

•	Carol Pennycook (Chair) - Ms. Pennycook is a partner at the Toronto office of Davies Ward Phillips & Vineberg, LLP, a national law firm. Ms. Pennycook received her JD (law) in 1980 and has been a partner since 1986. A significant portion of Ms. Pennycook’s practice involves financing transactions.

•	John A. Howard – Mr. Howard is a private investor and company director in the Canadian oil and gas sector. Since 2000, Mr. Howard has been a director of seven reporting issuers and a director of ten widely held private non-reporting issuers.

•	Sheila O’Brien – Ms. O’Brien has been President and a director of Belvedere Investments since April, 2004. From July 1998 to April 2004, she was Senior Vice President, Human Resources, Public Affairs, Investor and Government Relations with Nova Chemicals Corporation. Among her other accomplishments, Ms. O’Brien was designated as Member, Order of Canada in 1998.

Mandate of the Compensation Committee

The Compensation Committee was constituted to assist the board in meeting their responsibilities by:

•	reviewing and reporting to the directors concerning the overall compensation program and philosophy;

•	reviewing and recommending to the directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the chief executive officer;

•	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and either, as a Committee or together with the independent directors (as determined by the board) determine and approve the CEO’s compensation based on this evaluation;

•	making recommendations to the directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity based plans that are subject to board approval;

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•	reviewing the adequacy and form of compensation to the directors ensuring it realistically reflects their responsibilities and risk; make recommendations to the directors;

•	reviewing and evaluating management’s recommendations as to the allocation of Restricted Shares under the RSPIP and formulate a recommendation to the directors for approval;

•	reviewing annually and recommending for approval to the directors the executive compensation disclosure and “Report on Executive Compensation” disclosure of the Corporation in the Corporation’s information circular;

•	reviewing annually the Compensation Committee’s Terms of Reference;

•	administering the RSPIP and any other incentive plans implemented by the Corporation, in accordance with their respective terms;

•	producing a report on executive officer compensation on an annual basis; and

•	succession planning in respect of senior executives and guidance in respect of executive capacity.

At no time since the most recently completed financial year of the Corporation, has a compensation consultant or advisor been formally retained by the Corporation to assist the Board or the Compensation Committee in determining the compensation of the directors or executive officers of the Corporation.

Compensation Committee Review Process

The Compensation Committee reviewed the compensation of the Named Executive Officers for the year ended December 31, 2011 to ensure that such compensation attracted and retained a strong management team and recommended to the Board for approval the compensation of such Named Executive Officers. The Compensation Committee, when making salary determinations, takes into consideration individual salaries paid to executives of other issuers within the oil and gas industry with between 10,000 and 100,000 barrels of oil equivalent production per day as published by independent consultants who regularly review compensation practices in Canada, industry reports and surveys and by review of peer companies. The peer organizations determined in this analysis and benchmarked against operate in similar business environments to Advantage. They also have executive management positions similar to those within Advantage that reflect the scope of responsibilities required at the executive level.

Components of Compensation

Total compensation for Named Executive Officers in 2011 consisted of base salary, bonuses, Restricted Shares, contributions to the employee share purchase plan (the “Purchase Plan”) of Advantage and certain perquisites and benefits. For the Named Executive Officers, base salary represented 18% of total compensation, bonuses represented 22% of total compensation, Restricted Shares represented 58% of total compensation and certain perquisites and benefits (including Purchase Plan contributions) represented 2% of total compensation. This compensation package is designed to reward performance based on the achievement of performance goals and objectives and to be competitive with comparable companies in the market in which Advantage competes for talent.

A component of Advantage’s compensation includes the RSPIP, the calculation of which is partially determined based on Advantage’s Share performance as compared to the share performance of an approved peer group. Since July 1, 2010 when amendments approved by Shareholders became effective, the peer group has consisted of those companies that comprise the S&P/TSX Capped Energy Index such to provide Advantage with a consistent, clearly identified peer group.

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The Compensation Committee reviews the evaluation and compensation data and consults with the CEO and CFO before making a determination to recommend approval of or changes to compensation to the full Board.

The Compensation Committee endeavours to find an appropriate balance between fixed and variable compensation and cash versus equity incentive compensation. Cash compensation (base salary, benefits and perquisites and a discretionary annual bonus) primarily reward individual performance and equity incentive rewards (Restricted Shares) encourage the Named Executive Officers to continue to deliver favourable results over a longer period of time and serve as an employment retention mechanism.

In assessing individual executive performance, consideration is given to factors such as level of responsibility, experience and expertise, as well as more subjective factors such as leadership and performance in such Named Executive Officer’s specific role. The Compensation Committee also considers quantitative factors in determining compensation of Named Executive Officers such as financial and operational results, reserves growth, staff development, corporate governance, environmental health and safety and the vision and growth strategy of the Corporation. For annual long-term incentive awards, the Compensation Committee primarily considers a Named Executive Officer’s potential for future high-quality performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

Risk Adjusted Compensation

As part of its review of the Corporation’s compensation program, the Compensation Committee considered whether the compensation program provided executive officers of the Corporation with adequate incentives to achieve both short and long term objectives without motivating them to take inappropriate or excessive risk. This assessment is based on a number of considerations including, without limitation, the following: (a) the terms of the RSPIP provide that Restricted Shares will vest as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversaries of the Grant Date. This encourages executive officers to continue to develop favourable results over a longer period of time and reduces the risk of actions which may have short term advantages; (b) a portion of executive compensation in the form of bonuses is not guaranteed and is variable year over year. The Board has discretion to pay bonuses to Named Executive Officers based on recommendations made by the Compensation Committee, which recommendations are based on internal corporate, administrative, operating and financial and reserve addition performance as compared to annual quantitative and qualitative targets; (c) the Corporation’s compensation program is not structured significantly differently from the compensation program for the executive officers of its subsidiaries, including Longview; (d) the Corporation’s compensation program for certain executive officers is not structured significantly differently from the compensation program for other executive officers within the Corporation; and (e) the overall compensation program is market based and aligned with the Corporation’s business plan and long-term strategies.

Salary

Named Executive Officers’ salaries are reviewed annually and are established taking into consideration individual salaries as compared to those paid to executives of other companies within the oil and gas industry. Base salaries are designed to provide income certainty and to attract and retain executive management. The CEO’s salary level was below the median range for oil and gas issuers similar to Advantage. The process undertaken by the Compensation Committee to determine the CEO’s salary requires that the CEO receive an industry competitive salary, as approved by the Board.

Bonus Plan

The Board has discretion to pay bonuses to Named Executive Officers based upon recommendations made by the Compensation Committee, which, after review and consideration of submissions in that regard by the CEO and CFO, makes a recommendation to the Board for approval. Bonuses paid to the Named Executive Officers for the year ended December 31, 2011, totalled $1,586,703. The payment of annual bonuses is designed to reward exceptional performance of the Named Executive Officers based on internal corporate, administrative, operating and financial and reserve addition performance as compared to annual quantitative and qualitative targets.

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Long Term Compensation – Restricted Shares

Restricted Shares are viewed as an important aspect of total compensation for Named Executive Officers, serving to align the interests of Named Executive Officers with those of the Shareholders and are a key factor in retaining and motivating Named Executive Officers.

The principal purposes of Advantage’s RSPIP are: to retain and attract qualified directors, officers, employees and consultants that Advantage and its affiliates require; to promote a proprietary interest in Advantage by such directors, officers, employees and consultants and to encourage such persons to remain in the employ of Advantage and its affiliates and put forth maximum efforts for the success of the business of Advantage; and to focus officers, employees, directors and consultants of Advantage and its affiliates on operating and financial performance and Shareholder returns. See “Share-based Awards – Advantage RSPIP” below.

The long-term incentive program of the Trust was comprised of Restricted Units (“RU Plan”) granted by the Board to the Named Executive Officers and other employees. Pursuant to the Arrangement, all outstanding Restricted Units were converted to Restricted Shares under Advantage’s RSPIP such that the holders of Restricted Units have the right to receive, upon vesting, Common Shares instead of Trust Units. In connection with the Arrangement and the adoption of the RSPIP, the RU Plan was terminated and no further grants of Restricted Units were made under the RU Plan.

Other Compensation

Employee Share Purchase Plan

Advantage provides a Purchase Plan pursuant to which all full-time employees, including executive management, of Advantage may contribute for investment under the Purchase Plan, an amount of their regular base salary ranging from a minimum of 0% to a maximum of 5% (based upon 1% increments), excluding bonuses, deferred compensation, overtime pay, statutory holiday pay or any special incentive compensation payments. Advantage will then match the contribution on a 2:1 basis. Advantage uses the contributions to acquire Common Shares on behalf of the employees through open market purchases at the current market price on the TSX. For the year ended December 31, 2011, $152,000 was contributed by Advantage to match the contributions of the Named Executive Officers. Advantage’s Named Executive Officers are eligible to participate in the Purchase Plan on the same basis as all other full-time employees of Advantage.

Perquisites and Benefits

In order to attract and retain high quality executive talent and offer competitive levels of compensation, Advantage provides certain perquisites and benefits to Named Executive Officers. The elements described below are reviewed periodically to ensure an appropriate benefit level is maintained.

Executive officers are eligible for benefits paid by Advantage, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental and paid parking.

Option-Based Awards

Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.

Advantage did not grant any option-based awards during 2011 and there are currently no option-based awards outstanding.

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Share-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. The RSPIP grants share-based awards to Advantage Service Providers. For the year ended December 31, 2011, Advantage granted share-based awards to certain executive officers and directors of Advantage. A summary of the RSPIP is described below.

Advantage RSPIP

Hugessen Consulting Inc. (“Hugessen”) was retained by the Board in May, 2009 to assist the Board in its review and consideration of the draft RSPIP and to provide information and advice with respect to the competitiveness of the RSPIP. Following review by management of Advantage, the Compensation Committee, the Board and information and advice received from Hugessen, the Board approved the RSPIP on June 3, 2009. The Board’s approval of the RSPIP reflects factors and considerations in addition to the information and advice provided by Hugessen. Hugessen was paid $68,200 for their services. Shareholders approved the RSPIP on July 9, 2009.

Hugessen was retained by the Board in March, 2010 to assist the Board in its review and consideration of proposed amendments to the RSPIP and to provide information and advice with respect to the competitiveness of the RSPIP. Following review by management of Advantage, the Compensation Committee, the Board and information and advice received from Hugessen, the Board approved amendments to the RSPIP. The Board’s approval of the RSPIP reflects factors and considerations in addition to the information and advice provided by Hugessen. Hugessen was paid $55,784 for their services. Shareholders approved amendments to the RSPIP on May 26, 2010.

Under the terms of the RSPIP, any Service Provider may be granted Restricted Shares. Each Restricted Share will entitle the holder to be issued the number of Common Shares designated in the Restricted Share Award and such Restricted Share will vest with Common Shares issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board. Generally, except in certain circumstances, grants of Restricted Shares will take place on a quarterly basis on or about April 15, July 15, October 15 and January 15 of each year.

A holder of Restricted Shares may elect, subject to the consent of Advantage, that Advantage pay an amount in cash equal to the aggregate current market value of the Common Shares to which the Grantee (as defined below) is entitled under his or her Restricted Shares Award in lieu of the issue of Common Shares under such Restricted Share Award. Absent exceptional circumstances, it is anticipated that Advantage will only consent to a cash payment (in lieu of Common Shares) where the 5% Cap (as defined below) has been reached. The amount payable (as adjusted in accordance with the RSPIP) to the Grantee is based on the closing price of the Common Shares on the TSX or such other stock exchange on which the Common Shares are then listed and posted for trading from time to time (“Exchanges”), on the trading day immediately preceding the issue date of the Common Shares. If Advantage and the Grantee so agree, all or a portion of this amount may be satisfied in whole or in part by Common Shares acquired by Advantage on the Exchanges or from Advantage, as an issuance of treasury Common Shares, or a combination thereof provided that the total number of Common Shares that may be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding Common Shares as at the beginning of the period.

In the event of a change in control of Advantage, as defined in the RSPIP, the vesting provisions attaching to the Restricted Shares are accelerated and all unexercised Restricted Shares will vest with Common Shares issued immediately prior to the date upon which the change of control is completed. A “change of control” is defined in the RSPIP to include the sale or disposition by the Corporation of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders of the Corporation exchange their Common Shares for the securities of one or more other entities, whether affiliated with the Corporation or not.

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Pursuant to the RSPIP, unless otherwise determined by the Board taking into account appropriate factors or unless otherwise provided in a Restricted Share Award Agreement pertaining to a particular grant of Restricted Shares or any written employment agreement governing a Grantee’s role as a Service Provider, if a Grantee ceases to be a Service Provider as a result of: termination for cause, effective as of the date notice is given of such termination, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee, shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee; being terminated other than a termination for cause, all Common Shares awarded to such Grantee under any outstanding Restricted Shares shall be issued on the cessation date; voluntary resignation (including retirement), all outstanding share award agreements under which Restricted Shares have been made to such Grantee shall be terminated, and all rights to receive Common Shares thereunder shall be forfeited; voluntary retirement, with such Service Provider over the age of 62 years with in excess of ten years of recognized service to the Corporation to receive Restricted Shares that will vest over a two year period, unless otherwise determined by the Board in accordance with the existing provisions of the RSPIP that the Restricted Shares may be subject to accelerated vesting; death, all Common Shares awarded to such Grantee under any outstanding share award agreements shall be issued as of the Grantee’s date of death.

Except in the case of death, the right to receive Common Shares pursuant to Restricted Shares granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the RSPIP, no assignment, sale, transfer, pledge or charge of Restricted Shares, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Shares whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Shares shall terminate and be of no further force or effect.

The RSPIP provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to Restricted Shares shall not exceed a number of Common Shares equal to 5% of the issued and outstanding Common Shares from time to time. No single Advantage Service Provider may be granted any Restricted Shares which, together with all Restricted Shares then held by such Grantee, would entitle such Grantee to receive a number of Common Shares which is greater than 5% of the issued and outstanding Common Shares, calculated on an undiluted basis (the “5% Cap”). In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issuable pursuant to the RSPIP to all directors of Advantage who are not officers or employees of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Common Shares.

Subject to the 5% Cap and a circumstance where there is a Change of Control (as defined in the RSPIP), the RSPIP is also restricted by quarterly maximum grants equal to the RS Pool calculated based on the immediately prior Return Period (as defined in the RSPIP) divided by the Common Share Market Price (as defined in the RSPIP) at March 31, June 30, September 30 and December 31, as applicable, of the applicable Return Period. The “RS Pool” is defined in the RSPIP as the Market Capitalization (as defined in the RSPIP) for the Return Period multiplied by the Participation Factor (defined in the RSPIP). Accordingly, the size of the available RS Pool for Restricted Shares in a given Return Period will be a function of the total investment return provided to Advantage Shareholders and Advantage’s relative performance against its peer group, currently consisting of those companies that comprise the S&P/TSX Capped Energy Index.

Subject to the limits on the number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under the RSPIP as set forth in Sections 6(a) and 7(a) of the RSPIP, and except in the case of a Change of Control (where the 5% Cap on the Common Shares issuable under Restricted Shares awarded must be maintained but, to the extent that the RS Pool calculated for the applicable Return Period together with the then issued Restricted Shares would exceed the 5% Cap, any surplus Restricted Shares (“Surplus Restricted Shares”) that would have otherwise resulted in the issue of Common Shares will be paid out in cash calculated by multiplying the number of Surplus Restricted Shares by the Common Share Market Price seven (7) Business Days prior to the date of the Change of Control), the Restricted Shares eligible for grant for any applicable Return Period shall be equal to the RS Pool calculated based on the immediately prior Return Period divided by the Common Share Market Price on the Grant Date.

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If the issue date for Common Shares is scheduled to occur during a period during which the relevant Grantee is prohibited from being issued Common Shares due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers and employees in the Corporation’s securities (a “Blackout Period”) applicable to the relevant Grantee, then, to the extent that any Common Shares are to be issued in respect of the Restricted Shares, the issue date shall be the date that is two business days after the expiry date of the Blackout Period.

In the event: (i) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (ii) that any rights are granted to Shareholders to purchase Common Shares at prices substantially below fair market value (as defined in the RSPIP); or (iii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities; then, in any such case, the Board may make such adjustments to the RSPIP, to any Restricted Shares and to any Restricted Share Award Agreements outstanding under the RSPIP as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees under the RSPIP.

The RSPIP may only be amended, modified or terminated with the approvals of the TSX and the Advantage shareholders by ordinary resolution at a meeting of the Advantage shareholders as may be required pursuant to the policies of the TSX. Notwithstanding any other provision contained in the RSPIP, in the case of a Change of Control or a proposed Change of Control (as such terms are defined in the RSPIP), the RSPIP may not be amended in any manner that diminishes or impairs the rights and entitlements of Service Providers under the RSPIP (including, but not limited to, any Restricted Share Awards or ungranted awards earned or accrued prior to a Change of Control) without the consent of the Service Provider Representatives (as defined in the RSPIP). Approval of the Advantage shareholders will not be required for amendments of a “housekeeping” nature (i.e. clerical, typographical or administrative matters).

Without limiting the generality of the foregoing, approval of Shareholders will be required, in accordance with the policies of the TSX, in order for Advantage to: (a) amend the RSPIP to increase the percentage of Common Shares reserved for issuance pursuant to Restricted Shares in excess of the 5% limit currently prescribed; (b) amend the amending provision of the RSPIP; (c) make any amendment to the RSPIP that permits a Grantee to transfer Restricted Shares to a new beneficial Grantee other than in the case of the death of the Grantee; and (d) amend the RSPIP to make any change to the eligible Service Providers under the RSPIP which would have the potential of broadening or increasing insider participation. Notwithstanding the foregoing, no proposed amendment, modification or termination may alter or impair any previously granted Restricted Shares.

For the year ended December 31, 2008, 691,178 Restricted Units were granted under the RU Plan on January 15, 2009 (which Restricted Units were converted to Restricted Shares on completion of the Arrangement) and from July 9, 2009 to December 31, 2009 there were 2,606,923 Restricted Shares granted. For the period from January 1, 2010 to December 31, 2010 there were 2,547,020 Restricted Shares granted. For the period from January 1, 2011 to December 31, 2011 there were 1,443,956 Restricted Shares granted and as of December 31, 2011 there were 2,117,710 Restricted Shares outstanding. A summary of the Restricted Shares granted to Service Providers including the key parameters and targets established under the RSPIP that determine the grants are as follows:

Return Period(1)			RSPIP Parameters(2)		RSPIP Grant
From	To	Date Granted	Total Return Percentage	Peer Group Percentile Rank	Number of Restricted Shares granted (#)(3)	Grant date fair value of Restricted Shares granted(4) ($)
July 9, 2009	December 31, 2009	January 12, 2010	44.4%	30%	779,013	5,663,425
July 9, 2009	March 31, 2010	April 12, 2010	44.0%	50%	979,915	6,830,008
July 9, 2009	June 30, 2010	July 12, 2010	30.2%	25%	788,092	5,146,241
September 30, 2009	September 30, 2010	N/A(5)	-2.7%	17%	Nil(5)	Nil(5)
January 1, 2010	December 31, 2010	January 12, 2011	2.1%	17%	67,343	468,034
April 1, 2010	March 31, 2011	April 11, 2011	32.0%	35%	816,579	6,761,274
July 1, 2010	June 30, 2011	July 12, 2011	18.7%	48%	560,034	4,004,243
October 1, 2010	September 30, 2011	N/A(5)	-33.3%	12%	Nil(5)	Nil(5)
January 1, 2011	December 31, 2011	N/A(5)	-37.0%	20%	Nil(5)	Nil(5)

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Notes:

(1)	The Return Period is as defined per the RSPIP and generally comprises a twelve month period beginning no earlier than the date of conversion to a corporation on July 9, 2009.
(2)	The primarily key parameters and targets that determine whether or not there is a grant of Restricted Shares and the magnitude of such a grant are the Total Return Percentage and the Peer Group Percentile Rank during the Return Period, as defined per the RSPIP.
(3)	Each Restricted Share will entitle the holder to be issued the number of Common Shares designated in the Restricted Share Award and such Restricted Shares will vest with Common Shares issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board. The Board has not accelerated the vesting terms for any of the Restricted Shares granted since inception of the RSPIP.
(4)	Represents the grant date fair value of Restricted Shares granted under the RSPIP. Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the respective dates of grant.
(5)	As the Total Return Percentage was negative and Advantage was within the bottom 1/3 of the Peer Group Percentile Rank for the Return Period, there was no grant of Restricted Shares during the period.

Other Information Concerning Executive Compensation

Pursuant to Advantage’s Disclosure, Confidentiality and Trading Policy, directors and NEOS shall not knowingly sell, directly or indirectly, a security of the Corporation if such person selling such security does not own or has not fully paid for the security to be sold. In addition, directors and NEOs shall not directly or indirectly buy or sell a call or put in respect of a security of the Corporation. Notwithstanding these prohibitions, a director or NEO may sell a security which such person does not own if such person owns another security convertible into such security or an option or right to acquire such security sold and within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the securities so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable, to the purchaser.

Other than as disclosed above, Advantage does not have any written policies which prohibit a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph illustrates our five year cumulative Shareholder return, as measured by the closing price of the Trust Units and Common Shares, as applicable, at the end of each financial year, assuming an initial investment of $100 on December 31, 2006, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming the reinvestment of distributions of the Trust, where applicable.

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	2006/12	2007/12	2008/12	2009/12	2010/12	2011/12
Advantage	100	84	63	86	84	53
S&P/TSX Capped Energy Index	100	111	71	101	113	96
S&P/TSX Composite Index	100	110	74	99	117	107

During 2007 and 2008, the Trust Unit price was negatively impacted by the turbulence in the global economic markets, along with the Canadian and global equity markets in general. In 2009, we announced the discontinuance of monthly distributions in conjunction with our intention to convert to a growth-oriented corporation. Our conversion to a corporation was approved by the Unitholders and completed in July 2009. Since becoming a corporation, the Share price performance improved during the remainder of 2009 and was relatively stable throughout much of 2010. During 2011 natural gas prices continued to significantly weaken from high US domestic production and mild weather conditions that resulted in historic high natural gas inventory levels. As a result, this environment has placed considerable downward pressure on the Corporation’s Share price.

It is challenging to compare the trend in executive compensation to the performance graph given the Arrangement, ongoing global economic factors, fluctuating commodity prices, and continued development and operating successes. In 2009, in conjunction with converting to a corporation, we completed two significant asset dispositions, an equity financing and an issuance of convertible debentures with the net proceeds utilized to reduce outstanding bank debt. During 2010, we completed two additional significant dispositions of non-core natural gas-weighted assets with the net proceeds utilized to reduce bank debt. During 2011, we completed an initial public offering of Longview with the net proceeds utilized to reduce bank debt. These recapitalization efforts have considerably increased our financial flexibility throughout the years and strengthened our balance sheet. Our capital program from 2008 through 2011 has been efficiently executed with financial discipline that has delivered drilling results that exceeded expectations and provided record positive reserve additions. Additionally, we have continued to experience considerable operating accomplishments in regard to operating cost optimization and general cost management. As a result of the improved Share price performance from 2008 through early 2011, as well as significant financial and operating accomplishments, Named Executive Officer total compensation available through the equity incentive elements, has been positively impacted. However, Advantage’s Share price has dropped significantly during the last half of 2011 primarily due to the significant reduction in the price of natural gas that adversely impacts our financial results, as 94% of Advantage’s corporate production is from natural gas. Consequently, there have been no new grants of share-based awards during this period.

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Summary Compensation Table

The following table sets forth information concerning the compensation paid to the Named Executive Officers for the years ended December 31, 2011, 2010 and 2009.

Name and principal position(9)	Year	Salary(8) ($)	Share-based awards(1) ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(4)(5)(8)
					Annual incentive plans(3)	Long-term incentive plans			Total compensation ($)
Andy Mah(6) President and Chief Executive Officer	2011 2010 2009	325,251 385,000 385,000	1,190,228 1,917,242 1,850,208	N/A N/A N/A	387,660 450,000 425,000	Nil Nil Nil	Nil Nil Nil	39,567 46,811 52,732	1,942,706 2,799,053 2,712,940
Kelly Drader(6) Chief Financial Officer	2011 2010 2009	325,251 385,000 385,000	1,034,734 1,499,389 1,446,959	N/A N/A N/A	387,660 450,000 360,000	Nil Nil Nil	Nil Nil Nil	39,356 46,141 45,925	1,787,001 2,380,530 2,237,884
Neil Bokenfohr Vice President, Exploitation	2011 2010 2009	211,202 250,000 250,000	680,294 1,044,650 1,008,126	N/A N/A N/A	270,461 300,000 300,000	Nil Nil Nil	Nil Nil Nil	27,818 32,483 32,750	1,189,775 1,627,133 1,590,876
Weldon Kary Vice President, Geosciences and Land	2011 2010 2009	211,202 250,000 250,000	680,294 1,044,650 1,008,126	N/A N/A N/A	270,461 300,000 300,000	Nil Nil Nil	Nil Nil Nil	27,606 32,233 32,438	1,189,563 1,626,883 1,590,564
Patrick Cairns(7) Senior Vice President	2011 2010 2009	211,202 178,384 250,000	516,279 1,044,650 1,008,126	N/A N/A N/A	270,461 300,000 300,000	Nil Nil Nil	Nil Nil Nil	27,353 30,488 32,381	1,025,295 1,553,522 1,590,507

Notes:

(1)	Represents the grant date fair value of Restricted Shares granted under the RSPIP (or Restricted Units granted under the RU Plan prior to July 9, 2009, as applicable). Specifically, the fair value of the Restricted Shares and Restricted Units, as applicable, was based on the closing trading price on the TSX on the date of grant.
(2)	Advantage does not have any option-based awards outstanding.
(3)	Reflects cash bonuses earned in 2009 and paid in 2010, cash bonuses earned in 2010 and paid in 2011 and cash bonuses earned in 2011 and paid in 2012. All bonus payments disclosed were paid to the NEOs in their capacities as NEOs of Advantage and do not include any bonus payments attributable to Longview.
(4)	Perquisites received by each of the Named Executive Officers including property or other personal benefits provided to the Named Executive Officers include: medical and dental benefits; life insurance; short-term disability and long-term disability insurance; parking allowance; and the Purchase Plan. These benefits are intended to be comparable with those that the Named Executive Officers would receive if employed elsewhere in the industry.
(5)	Other compensation includes contributions made by Advantage on behalf of Named Executive Officers pursuant to the matching provisions of the Purchase Plan. Advantage contributed under the Purchase Plan for the Named Executive Officers an aggregate of $152,189 in 2009, $152,000 in 2010 and $152,000 in 2011.
(6)	On January 27, 2009: (i) Mr. Andy Mah, the former President and Chief Operating Officer, was appointed to the position of Chief Executive Officer; (ii) Mr. Kelly Drader, the former Chief Executive Officer, was appointed as President and Chief Financial Officer; (iii) Mr. Craig Blackwood, the former Director of Finance, was appointed as Vice-President, Finance; and (iv) Mr. Peter Hanrahan, the former Vice-President, Finance and Chief Financial Officer, resigned from such positions. On April 21, 2011 Mr. Drader resigned as President of the Corporation and Mr. Mah was appointed President.
(7)	Mr. Patrick Cairns annual salary was reduced in 2010 due to a personal leave of absence during the year.
(8)	Salary and all other compensation amounts received only reflect the portion of compensation attributable to Advantage and does not include the portion of such compensation which was reimbursed to Advantage by Longview pursuant to the TSA. A summary of the compensation paid to the Named Executive Officers for the year ended December 31, 2011 , which was attributable to Longview is as follows:

Name	Salary ($)	Share-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation	Total compensation ($)
			Annual incentive plans
Andy Mah	59,749	178,712	42,340	7,269	288,070
Kelly Drader	59,749	156,075	42,340	7,230	265,394
Neil Bokenfohr	38,798	102,363	29,539	5,110	175,810
Weldon Kary	38,798	102,363	29,539	5,071	175,771
Patrick Cairns	38,798	102,363	29,539	5,025	175,725

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For further information in respect of the compensation received by the Named Executive Officers attributable to Longview, see the Information Circular of Longview for the Annual General Meeting of Shareholders to be held on May 23, 2012, which is available on Longview’s SEDAR profile at www.sedar.com.

(9)	Mr. Craig Blackwood is the Vice President of Finance of Advantage and is not a Named Executive Officer of Advantage. Mr. Craig Blackwood is the Chief Financial Officer of Longview and is a Named Executive Officer of Longview. During 2011, the following compensation amounts were paid by Advantage to the Longview Named Executive Officer in his capacity as an officer of Advantage and does not include compensation amounts which were reimbursed to Advantage by Longview pursuant to the TSA: Salary $185,858; Share-based awards $464,201; Annual incentive plans $270,461; All other compensation $24,885; Total compensation $945,405.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2011.

	Option-based Awards(3)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of Shares that have not vested(1) (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Andy Mah	Nil	N/A	N/A	N/A	233,630	990,591	Nil
Kelly Drader	Nil	N/A	N/A	N/A	191,570	812,257	Nil
Neil Bokenfohr	Nil	N/A	N/A	N/A	130,006	551,225	Nil
Weldon Kary	Nil	N/A	N/A	N/A	130,006	551,225	Nil
Patrick Cairns	Nil	N/A	N/A	N/A	115,952	491,636	Nil

Notes:

(1)	Represents Restricted Shares granted to Named Executive Officers.
(2)	Represents the fair value of Restricted Shares under the RSPIP held by the Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have not vested by the closing price of the Shares on December 31, 2011 of $4.24 per Share.
(3)	Advantage does not have any option-based awards outstanding.

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Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011. The vesting terms are subject to the RSPIP and the Board has not accelerated the vesting terms for any of the Restricted Shares granted since inception of the RSPIP.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)
Andy Mah	Nil	1,669,793	387,660
Kelly Drader	Nil	1,204,319	387,660
Neil Bokenfohr	Nil	956,143	270,461
Weldon Kary	Nil	956,143	270,461
Patrick Cairns	Nil	770,865	270,461

Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)	Represents the vesting date fair value of Restricted Shares under the RSPIP held by the Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have vested by the market price of the Shares on the applicable vesting dates.
(3)	Reflects cash bonuses earned in 2011 and paid in 2012. All bonus payments disclosed were paid to the NEOs in their capacities as NEOs of Advantage and do not include any bonus payments attributable to Longview.

Termination and Change of Control Benefits

Effective June 23, 2006, each of the Named Executive Officers, including the CEO, entered into executive employment contracts with Advantage. These contracts provide for participation by the Named Executive Officers in the RSPIP, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without “just cause”, without “good reason” or upon a “change of control”. The Named Executive Officer may terminate his employment with Advantage for any reason upon thirty (30) days written notice.

If the executive is terminated without “just cause”, without “good reason” or upon a “change of control”, the agreements provide that in respect of Messrs. Mah and Drader, the executive will be entitled to 1.5 times the executive’s then annual salary (the “Retirement Allowance”) plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Corporation under the cash bonus plan during the prior two year period, in each case less the required withholdings or deductions. For the balance of the Named Executive Officers, namely Messrs. Cairns, Bokenfohr and Kary, the entitlements are the same except that such executive officers are only entitled to one times the executive’s then annual salary and one times the average cash bonus paid over the prior two years (i.e. rather than 1.5 times such amounts, as was the case for Messrs. Mah and Drader).

Estimated Incremental Compensation on

Termination Without “Just Cause”, Without “Good Reason”, or Upon a “Change of Control”

(based on hypothetical termination as at December 31, 2011 and assuming no withholdings or deductions)

	Compensation Components
Name	Retirement Allowance(1) ($)	15% of Retirement Allowance ($)	Bonus(2) ($)	TOTAL ($)
Andy Mah	487,877	73,182	628,245	1,189,304
Kelly Drader	487,877	73,182	628,245	1,189,304
Neil Bokenfohr	211,202	31,680	285,231	528,113
Weldon Kary	211,202	31,680	285,231	528,113
Patrick Cairns	211,202	31,680	285,231	528,113

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Notes:

(1)	The annual salary amount reflects the portion of compensation attributable to Advantage and does not include the portion of such compensation which would be subject to reimbursement by Longview to Advantage pursuant to the TSA.
(2)	Reflects cash bonuses earned in 2011 and paid in 2012. The bonus amount reflects the amounts attributable to Advantage and does not include any bonus amount attributable to Longview.

Pension Plans and Retiring Allowances

Advantage does not currently provide its Named Executive Officers, including the CEO, with pension plan benefits or retiring allowances.

Director Compensation

Effective August 11, 2006, the Chair of Advantage is paid a flat fee annual retainer of $200,000 and each of the other directors of Advantage, with the exception of those who are employees of Advantage, receive a flat fee annual retainer of $100,000 plus expenses of attending Board or committee meetings. No meeting fees were paid to independent directors during the last completed fiscal year, as, absent exceptional circumstances, directors are not entitled to meeting fees.

In addition, members of the Board are eligible to receive Restricted Shares pursuant to the RSPIP. The number of Restricted Shares issuable pursuant to the RSPIP to a director of Advantage who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Shares.

Directors’ Summary Compensation Table

The following table sets forth for the year ended December 31, 2011, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Steven Sharpe(3)	200,000	100,774	N/A	N/A	N/A	N/A	300,774
Stephen Balog	100,000	66,768	N/A	N/A	N/A	N/A	166,768
John A. Howard	100,000	66,768	N/A	N/A	N/A	N/A	166,768
Shelia O’Brien	100,000	66,768	N/A	N/A	N/A	N/A	166,768
Ronald McIntosh	100,000	66,768	N/A	N/A	N/A	N/A	166,768
Carol Pennycook	100,000	66,768	N/A	N/A	N/A	N/A	166,768
Paul Haggis	100,000	66,768	N/A	N/A	N/A	N/A	166,768

Notes:

(1)	Represents the grant date fair value of Restricted Shares granted under the RSPIP. Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the date of grant.
(2)	Advantage does not have any option-based awards outstanding.
(3)	Mr. Sharpe is also a director of Longview. Compensation paid to Mr. Sharpe does not include any compensation paid to Mr. Sharpe as a director of Longview and only reflects compensation received as a director of Advantage. As a director of Longview, for the year ended December 31, 2011, Mr. Sharpe received fees in the amount of $100,000 and share-based awards with a value of $34,510.

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Directors’ Outstanding Option-Based Awards and Share-based Awards

The following table sets forth for each of the directors other than directors who are also Named Executive Officers of Advantage, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2011.

	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares that have not vested(2) (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Steven Sharpe	N/A	N/A	N/A	N/A	22,146	93,899	Nil
Stephen Balog	N/A	N/A	N/A	N/A	14,672	62,209	Nil
John A. Howard	N/A	N/A	N/A	N/A	14,672	62,209	Nil
Shelia O’Brien	N/A	N/A	N/A	N/A	14,672	62,209	Nil
Ronald McIntosh	N/A	N/A	N/A	N/A	14,672	62,209	Nil
Carol Pennycook	N/A	N/A	N/A	N/A	14,672	62,209	Nil
Paul Haggis	N/A	N/A	N/A	N/A	14,672	62,209	Nil

Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)	Represents Restricted Shares granted to directors, other than the directors who are also Named Executive Officers.
(3)	Represents the fair value of Restricted Shares under the RSPIP held by the directors, other than the directors who are also Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have not vested by the closing price of the Shares on December 31, 2011 of $4.24 per Share.

Directors’ Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the directors other than directors who are also Named Executive Officers of Advantage, the value of option-based awards and share-based awards which vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011. Applicable Canadian securities legislation defines a “non-equity incentive plan” as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share based Payment (for example, a cash bonus plan). Advantage did not grant any non-equity incentive plan compensation to its directors during the year ended December 31, 2011.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Steven Sharpe	Nil	146,294	Nil
Stephen Balog	Nil	96,923	Nil
John A. Howard	Nil	96,923	Nil
Shelia O’Brien	Nil	96,923	Nil
Ronald McIntosh	Nil	96,923	Nil
Carol Pennycook	Nil	96,923	Nil
Paul Haggis	Nil	96,923	Nil

Notes:

(1)	Advantage does not have any option-based awards outstanding.

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(2)	Represents the vesting date fair value of Restricted Shares under the RSPIP held by the directors, other than directors who are also Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have vested by the market price of the Shares on the applicable vesting dates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Corporation’s equity compensation plans as at December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders RSPIP	2,117,710 Common Shares	N/A(1)	4,003,639 Common Shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,117,710 Common Shares	N/A(1)	4,003,639 Common Shares

Note:

(1)	See “Share Based Awards – Advantage RSPIP”.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, employees, or former directors, officers or employees of the Corporation nor any of its associates or affiliates is now or has been indebted to the Corporation or any of its subsidiaries since the commencement of the last completed fiscal year, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Corporate Governance Disclosure

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires reporting issuers to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the “Corporate Governance Guidelines”) set forth in National Policy 58-201 – Corporate Governance Guidelines.

The Corporation has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices. The impact of National Instrument 52-110 in respect of audit committees, National Instrument 52-109 in respect of certification of disclosure on issuer’s annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and National Instrument 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the “Guidelines”) have been considered.

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As a foreign private issuer listed on the New York Stock Exchange (the “NYSE”), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under the NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed under the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Set out below is a description of the Corporation’s corporate governance practices.

GUIDELINES		COMMENTARY
1.	Directors
(a)	Disclose the identity of Directors who are independent.	Paul G. Haggis, John A. Howard, Ronald A. McIntosh, Steven Sharpe, Carol D. Pennycook, Stephen E. Balog and Sheila H. O’Brien are all independent within the meaning of NI 58-101.
(b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Andy J. Mah is not independent as he is currently the President and Chief Executive Officer. Kelly I. Drader is not independent as he is the Chief Financial Officer.
(c)	Disclose whether or not a majority of Directors are independent. If a majority of Directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.	During the most recently completed financial year, there were nine Directors in total, seven of whom are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Name of Director	Name of Other Reporting Issuer
		Stephen E. Balog	N/A
		Kelly I. Drader	N/A
		Paul G. Haggis	CA Bancorp Inc.
		John A. Howard	N/A
		Andy J. Mah	TriOil Resources Ltd.
		Ronald A. McIntosh	North American Energy Partners Inc. Fortress Energy Inc.
		Sheila H. O’Brien	Gildan Activewear Inc. MaRS Discovery District
		Carol D. Pennycook	N/A
		Steven Sharpe	C.A. Bancorp Inc. Longview Oil Corp.

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GUIDELINES		COMMENTARY

(e)	Disclose whether or not the independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent Directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent Directors.	The independent Directors hold regularly scheduled in camera sessions, without non-independent Directors and members of management present either before or after each meeting of the board and otherwise as required. During 2011, seven (7) of such meetings were held.
(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent Directors.	The chair of the board (the “Chair"), Steven Sharpe, is an independent director within the meaning of NI 58-101, and has the following role and responsibilities:
		•	The Chair shall, when present, preside at all meetings of the board and, unless otherwise determined by the Directors, at all meetings of shareholders.
		•	The Chair shall endeavour to provide overall leadership to the board without limiting the principle of collective responsibility and the ability of the board to function as a unit.
		•	To the extent that is reasonably practicable, to provide advice, counsel and mentorship to the CEO, Committee Chairs, and fellow Directors.
		•	The Chair shall be responsible to ensure that board meetings function satisfactorily and that the tasks of the board are handled in the most reasonable fashion under the circumstances. In this connection, it is recommended that the Chair attempt to ensure that the individual director's particular knowledge and competence are used as best as possible in the board work for the benefit of the Corporation. The Chair shall endeavour to encourage full participation and discussion by individual Directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded.
		•	The Chair shall endeavour to ensure that the board's deliberations take place when all of the Directors are present and, to the extent that is reasonably practicable, to ensure that all essential decisions are made when all of the Directors are present.
		•	The Chair shall encourage board members to ask questions and express view points during meetings.
		•	The Chair shall deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.
		•	The Chair shall endeavour to ensure that the independent members of the board meet in separate, regularly scheduled, non management closed sessions with internal personnel or outside advisors, as needed or appropriate.

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GUIDELINES	COMMENTARY

	•	The Chair shall endeavour to establish a line of communication with a Chief Executive Officer of the Corporation to ensure that board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

	•	The Chair shall endeavour to fulfill his or her board leadership responsibilities in a manner that will ensure that the board is able to function independently of management. The Chair shall consider, and provide for meetings of all of the independent Directors without management being present. The Chair shall endeavour to ensure reasonable procedures are in place to allow for Directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance Committee.

	•	The Chair shall endeavour to ensure that the board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and shall endeavour to ensure that the Shareholders meet at least once annually and as many additional times as required by law.

	•	With respect to meetings of Directors or shareholders, it is the duty of the Chair to enforce the Rules of Order. The Chair shall liaise with the Corporate Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all board and shareholder meetings and shall also liaise with the Committee Chairs, other Directors, the Chief Executive Officer and outside advisors, as appropriate, to establish the agenda for each board meeting.

The Chair shall endeavour to:

	•	ensure that the boundaries between the board and Management responsibilities are clearly understood and respected and that relationships between the board and Management are conducted in a professional and constructive manner;

	•	facilitate effective communication between Directors and Management, both inside and outside of board meetings;

	•	actively participate and oversee the administration of the annual evaluation of performance and effectiveness of the board, board Committees, all individual Directors, committees chairs (other than the Board Chair or any committee upon which the Board Chair sits as the Chair) and CEO;

	•	when appropriate, assist Directors in their transition from the board and to support the orientation of new Directors and the continuing education of current Directors; and

	•	to ensure that an annual performance evaluation of the Board Chair (and any committee upon which the Board Chair sits as the Chair) is conducted, soliciting input from all Directors and appropriate members of Management and to carry out any other appropriate duties and responsibilities as may be assigned by the board from time to time.

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GUIDELINES		COMMENTARY
(g)	Disclose the attendance record of each Directors for all board meetings held since the beginning of the issuer’s most recently completed financial year.

There were a total of seven Board meetings held between January 1, 2011 and March 31, 2012. The attendance record of each director is as follows:

Stephen E. Balog attended 100% of the meetings (7 out of 7).

Kelly I. Drader attended 100% of the meetings (7 out of 7).
Paul G. Haggis attended 100% of the meetings (7 out of 7).
John A. Howard attended 100% of the meetings (7 out of 7).
Andy J. Mah attended 100% of the meetings (7 out of 7).
Ronald A. McIntosh attended 100% of the meetings (7 out of 7).
Sheila H. O’Brien attended 100% of the meetings (7 out of 7).
Carol D. Pennycook attended 100% of the meetings (7 out of 7).
Steven Sharpe attended 100% of the meetings (7 out of 7).
2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the board is available for review on SEDAR at www.sedar.com under Advantage’s profile and on Advantage’s website at www.advantageog.com. A copy is also attached hereto as Schedule “A”.
3.	Position Descriptions
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair and chair of each committee of the Board.
(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the CEO have developed a written position description for the CEO.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new Directors regarding (i) the role of the board, its committees and its Directors, and (ii) the nature and operation of the issuer’s business.	The Board provides new Directors with access to all background documents of the Corporation, including all corporate records and prior board materials. New Board members are offered access to all officers of the Corporation for orientation of new members as to the nature and operations of the business.

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GUIDELINES		COMMENTARY
(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its Directors. If the board does not provide continuing education, describe how the board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.	The Corporation will consider any request for it to pay for any education courses for any members of the Board relating to corporate governance or financial literacy. In addition, management of the Corporation is available to members of the Board to discuss operational and other matters.
5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the Directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written Code of Business Conduct and Ethics and Code of Ethics for Senior Officers.
(i)	disclose how a person or company may obtain a copy of the code;	The Code of Business Conduct and Ethics and Code of Ethics for Senior Officers, are located on SEDAR at www.sedar.com and is available on our website at www.advantageog.com.
(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board monitors compliance with the code by requiring periodic reporting by its senior officers as to their compliance with the code (and the Board requests immediate notification of any departures from the code). The “whistleblower” policy, which is available on Advantage’s website at www.advantageog.com, provides a procedure for the submission of information by any employee relating to possible violations of the code.
(iii)	provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	There were no material change reports filed pertaining to any departures from the code.
(b)	Describe any steps the board takes to ensure Directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.
(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Due to the fact that the Corporation has a Code of Conduct, a reporting process pursuant to such Code of Conduct, a Board Mandate and Terms of Reference for the Human Resources, Compensation and Corporate Governance Committee, the Corporation sees no need for additional steps at this time.
6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.	The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation.

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GUIDELINES		COMMENTARY
(b)	Disclose whether or not the board has a nominating committee composed entirely of independent Directors. If the board does not have a nominating committee composed entirely of independent Directors, describe what steps the board takes to encourage an objective nomination process.	The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent Directors.
(c)	If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation. This committee has the authority to hire experts and advisors, including executive search firms, if required.
7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Human Resources, Compensation and Corporate Governance Committee conducts a review of directors’ and officers’ compensation having regard to the Corporation’s peers, various governance reports on current trends in directors’ compensation and independently complied compensation data for directors and officers of reporting issuers of comparative size to the Corporation.
(b)	Disclose whether or not the board has a compensation committee composed entirely of independent Directors. If the board does not have a compensation committee composed entirely of independent Directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent Directors.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources, Compensation and Corporate Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Corporation’s approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. See “Executive Compensation – Compensation Discussion and Analysis - Compensation Governance” in this Information Circular.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Human Resources, Compensation and Corporate Governance Committee Members: Mr. John Howard, Ms. Sheila O’Brien and Ms. Carol Pennycook, all of whom are independent Directors.

The Human Resources, Compensation and Corporate Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Corporation’s approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. The compensation mandate of the Human Resources, Compensation and Corporate Governance Committee is disclosed under “Executive Compensation – Compensation Discussion and Analysis - Compensation Governance” in this Information Circular. The human resources mandate of the committee is disclosed in Item 6 “Nomination of Directors” above. The effectiveness of individual board members and the board is reviewed through a yearly self assessment and inquiry questionnaire.

There was one meeting of the committee in 2011.

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GUIDELINES		COMMENTARY
John A. Howard attended 100% of the meetings (1 out of 1).
Sheila H. O’Brien attended 100% of the meetings (1 out of 1).
Carol D. Pennycook attended 100% of the meetings (1 out of 1).

Independent Reserve Evaluation Committee Members: Mr. Stephen Balog, Mr. John Howard, Mr. Ronald McIntosh and Ms. Sheila O’Brien all of whom are independent Directors.

The Independent Reserve Evaluation Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve audit approach and costs of the independent engineering firm that performs Advantage’s reserve evaluation and to review the annual independent engineering report. The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51-101. The committee also reviews any other oil and gas reserve report prior to release by the Corporation to the public and reviews all of the disclosure in the Annual Information Form related to the oil and gas activities of the Corporation.

There were two (2) meetings of the committee in 2011.

Stephen E. Balog attended 100% of the meetings (2 out of 2).
John A. Howard attended 100% of the meetings (2 out of 2).
Ronald A. McIntosh attended 100% of the meetings (2 out of 2).
Sheila H. O’Brien attended 50% of the meetings (1 out of 2).

9.	Assessments – Disclose whether or not the board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual Directors are performing effectively.	The effectiveness of the Board, its committees on the individual board members is reviewed through a yearly self assessment and inquiry questionnaire.

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INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer since the beginning of the most recently completed financial year or nominee for director of the Corporation, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting, other than election of directors and appointment of auditors.

INTEREST OF informed persons IN MATERIAL TRANSACTIONS

Except as disclosed herein, none of the directors or executive officers of the Corporation or the proposed directors or executive officers of the Corporation, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of the Corporation’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past arrangement or any proposed arrangement that has materially affected or will materially affect the Corporation.

Steven Sharpe, a director of Advantage, is also a director of Longview. In addition, following the closing of the Transaction, Advantage and Longview entered into the TSA pursuant to which Advantage provides the necessary personnel and technical services to manage Longview’s business. The officers of Longview are Kelly Drader (President and Chief Executive Officer), Craig Blackwood (Chief Financial Officer), Andy Mah (Chief Operating Officer), Neil Bokenfohr (Vice President, Exploitation), Weldon Kary (Vice President, Geosciences and Land) and Patrick Cairns (Senior Vice President), each of which are also executive officers of Advantage. These officers of Advantage provide services to Longview under the TSA but remain as employees of Advantage. See “Executive Compensation – Compensation Discussion and Analysis – Technical Services Agreement with Longview Oil Corp.”.

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

additional information

Additional information respecting the Corporation is available on SEDAR at www.sedar.com. Financial information respecting the Corporation is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year. Shareholders can access this information on SEDAR, on Advantage’s website at www.advantageog.com or by request to the Vice President, Finance of the Corporation at the following address:

Advantage Oil & Gas Ltd.

Suite 700, 400 – 3rd Avenue S.W.

Calgary, Alberta T2P 4H2

schedule “A”
mandate of the Board OF DIRECTORS

Advantage Oil & Gas Ltd.

ADVANTAGE OIL & GAS LTD. (the "Corporation" or "Advantage") MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Advantage. In general terms, the Board will endeavor to:

(a)	define the principal objective(s) of the Corporation based upon the recommendations of the chief executive officer of the Corporation (the “CEO”) and others deemed appropriate for such purpose;

(b)	monitor the management of the business and affairs of Advantage with the goal of achieving Advantage’s principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will endeavor to perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

▪	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Advantage’s business, which plans must

•	be designed to achieve Advantage’s principal objectives,

•	identify the principal strategic and operational opportunities and risk of Advantage’s business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

▪	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

▪	review the principal risks of the Corporation’s business identified by the CEO and review management’s implementation of the appropriate systems to manage these risks;

▪	approve the annual operating and capital budgets and plans and subsequent revisions thereof;

▪	approve property acquisitions and dispositions in excess of $5 million;

▪	approve the establishment of credit facilities and borrowings; and

ADVANTAGE OIL & GAS LTD. (the "Corporation" or "Advantage") MANDATE OF THE BOARD OF DIRECTORS

▪ approve issuances of additional shares or other securities to the public.

Monitoring and Acting

▪	monitor Advantage’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

▪	monitor overall human resource policies and procedures, including compensation and succession planning;

▪	appoint the CEO and determine the terms of the CEO’s employment with Advantage;

▪	approve the distribution policy of Advantage;

▪	review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Advantage’s internal control and management information systems;

▪	monitor the “good corporate citizenship” of Advantage, including compliance by Advantage with all applicable environmental laws;

▪	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Advantage and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

▪	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Advantage and its officers and employees; and

▪	approve all matters relating to a takeover bid of Advantage.

Compliance Reporting and Corporate Communications

▪	review the procedures implemented by Management and the Board which are designed to ensure that the financial performance of Advantage is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

ADVANTAGE OIL & GAS LTD. (the "Corporation" or "Advantage") MANDATE OF THE BOARD OF DIRECTORS
▪	recommend to shareholders of Advantage a firm of chartered accountants to be appointed as Advantage’s auditors;

▪	review the procedures designed and implemented by management and the independent auditors to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

▪	review the procedures implemented by Management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Advantage;

▪	review, consider and where required, approve, the reports required under National/Instrument 51-101 of the Canadian Securities Administrators;

▪	report annually to shareholders on the Board’s stewardship for the preceding year; and

▪	where required, approve any policy designed to enable Advantage to communicate effectively with its shareholders and the public generally.

Governance

▪	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

▪	facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

•	selecting nominees for election to the Board,

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate or terms of reference of each committee of the Board,

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of Advantage; and

▪	review annually the adequacy and form of the compensation of directors.

ADVANTAGE OIL & GAS LTD. (the "Corporation" or "Advantage") MANDATE OF THE BOARD OF DIRECTORS

Delegation

▪	The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Composition

▪	A majority of Board members should be “independent” Directors as such term is defined in Multilateral Instrument 52-110 – Audit Committees and as defined in Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.

▪	On at least an annual basis, the Board shall conduct an analysis and make a positive affirmation as to the “independence” of a majority of its Board members.

▪	Members should have or obtain sufficient knowledge of Advantage and the oil and gas business to assist in providing advice and counsel on relevant issues.

Meetings

▪	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

▪	Minutes of each meeting shall be prepared by the Secretary to the Board.

▪	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

▪	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

▪	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

▪	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

▪	The Board shall have the authority to review any corporate report or material and to investigate activity of the Corporation and to request any employees to cooperate as requested by the Board.

▪	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Advantage.